[Hancock Holding Company Letterhead]

June 5, 2012

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, D.C. 20549

Attention: Mr. Christian Windsor

RE:	Hancock Holding Company

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 28, 2012

File No. 001-13089

Dear Mr. Windsor:

This letter is in response to the comments received from the Commission via e-mail on May 2, 2012. In order to expedite the staff’s review of our responses, we have numbered and reproduced the full text of the staff’s comments, each of which is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 1

Comment 1: Revise your disclosure to provide additional information about the activities that are conducted by your third operating segment, which you list at “other” in your disclosure. We note that this “other” segment contributed over $4 million of your $76 million in net income in 2011. In particular, please discuss the insurance, trust services and investment advising activities, including the key performance drivers and risks associated with each material business that is incorporated into this third business segment. Please refer to Item 101(c)(1) of Regulation S-K.

Response 1: Item 101(c) (1) of Regulation S-K requires a narrative description of the Company’s business, focusing on its dominant industry segment or each reportable industry segment about which financial information is presented in its financial statements. As disclosed in Note 1 to the Company’s financial statements under the heading “Significant Accounting Policies,” management has determined that its two bank subsidiaries are its two reportable segments. The Company reports information regarding its revenue-producing operations in nonreportable operating segments or business activities in an “other” category in accordance with ASC 280-10-50-15 and identifies the subsidiaries through which these activities are conducted. The total revenue contributed by any class of similar products or services within the other revenue-producing operations did not account for ten percent or more of our total consolidated revenue in any of the last three fiscal years.

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In response to the Staff’s comment, the Company will, in future filings, provide additional detail regarding the revenue-producing activities underlying these other operations including a description of the specific products or services offered and the markets served. Additionally, we will make additional disclosures as required by Item 101 in the future if the level of any of these other revenue-producing activities so warrants.

Comment 2: Revise this section in future filings to discuss the material elements of your lending process. In particular, please discuss the features of, and risks associated with, all your material loan types. In particular, please discuss the underwriting procedures you use in approving loans, including significant differences between various loan types, as well as any differences between the underwriting procedures at your Whitney and Hancock segments.

Response 2: The Company will add additional information on our underwriting and risks by material loan type to our future filings.

Overview

The Banks’ primary lending focus is to provide commercial, consumer and real estate loans to consumers, to small and middle market businesses, and to corporate clients in their respective market areas. Our goal is to provide quality loan products that are competitively priced and profitable to the Company. The Banks emphasize building strong, profitable client relationships over time and maintaining a strong presence and position of influence in the communities we serve. Our relationship-based approach to banking enables us to develop a deep knowledge of customers, their banking needs and the markets in which they operate. The Company has recently implemented and continues to take measures to improve the consistent application of its lending procedures across all of its banking divisions, to strengthen the underwriting criteria it employs to evaluate new loans and loan renewals, and to diversify its loan portfolio in terms of type, industry and geographical concentration. Management believes that these measures will better position it to meet the credit needs of businesses and consumers in the markets it serves while pursuing a balanced strategy of loan profitability, loan growth and loan quality.

The following discussion describes the underwriting procedures of the lending function and presents the principal loan categories. The results of the Company’s lending activities and the relative risk of the loan portfolio are discussed in “Part II – Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” of this Report.

During 2011, the Company began the process of integrating the loan policies, underwriting standards and key underwriting functions of Whitney with Hancock to achieve a consistent approach for both banks. These underwriting standards address collateral requirements; guarantor requirements (including policies on financial statements, tax returns, and limited guarantees); requirements regarding appraisals and their review; loan approval hierarchy;

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standard consumer and small business credit scoring underwriting criteria (including credit score thresholds, maximum maturity and amortization, loan-to-value limits, global service coverage, and debt to income limits); commercial real estate and C&I underwriting guidelines (including minimum debt service coverage ratio, maximum amortization, minimum equity requirements, maximum loan-to-value ratios); lending limits; and credit approval authorities. Additionally, the Company has developed and begun implementing of an enhanced loan concentration policy to limit and manage its exposure to certain loan concentrations, which will provide a more sophisticated approach to portfolio risk management and reporting, the monitoring of loans to significant borrowers and the monitoring of the overall portfolio mix. The Banks currently have no significant concentrations of loans to particular borrowers or industries or to any foreign entities.

The Company’s underwriting processes and standards are consistent for both banks. The approval processes are structured to require levels of oversight that are appropriate for the particular size and complexity of the lending relationship. Designated relationship managers and credit officers have approved loan authorities that can be utilized to approve credit commitments for a single borrowing relationship. The scope of designated authority is based upon the experience, skill, and training of the relationship manager or credit officer. Certain types of loans are submitted for consideration by one of the Banks’ centralized underwriting units or the Banks’ executive loan committee. Consumer loans and smaller, less complex commercial credit requests are directed to different approval chains at a more subordinate level. Additionally, the overall dollar size of the borrowing relationship will direct the proper approval channel for larger commercial requests. Loans are underwritten in accordance with the credit underwriting standards and loan policies of the Banks. Loans are underwritten primarily on the basis of the perceived ability of the borrower to repay the loans and secondarily on collateral value, where collateral is required. Generally, real estate secured loans and mortgage loans are made when the borrower produces documentary evidence of the ability to bear the debt service obligations of the loan, along with appropriate equity in the property. Appropriate and compliant third party valuations are obtained at the time of origination for real estate secured loans.

Our loan portfolio is presented as originated, acquired and covered loans because these loan categories follow different accounting and allowance methodologies. Originated loans include loans from legacy Hancock and loans newly originated from the acquired companies’ locations since the date of their respective acquisitions. Acquired loans are those purchased in the Whitney acquisition completed on June 4, 2011. Covered loans are those purchased in the December 2009 acquisition of Peoples First, which are covered by loss share agreements between the FDIC and the Company that provide significant protection against future losses incurred with respect to that loan portfolio. Within these loan categories, we have different loan product types, including commercial, residential mortgage and consumer loans.

Commercial

The Banks offer a variety of commercial loan services to a diversified customer base over a range of industries, including energy, wholesale and retail trade in various durable and nondurable products and the manufacture of such products, marine transportation and maritime construction, financial and professional services, and agricultural production. Commercial loans are further categorized as commercial and industrial, construction, and real estate loans.

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Commercial and industrial loans, both secured and unsecured, are made available to businesses for working capital (including to finance inventory and receivables), business expansion (including acquisition and development of real estate and improvements), and the purchase of equipment and machinery. These loans are primarily made based on the identified historical and projected cash flows of the borrower at the time of the loan and secondarily on the value of the underlying collateral. The actual cash flows of borrowers, however, may be less than expected and the collateral securing these loans may fluctuate in value. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may, with respect to privately held businesses, be backed by a personal guarantee of the owners of the business; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

The Bank makes construction and land development loans to builders and real estate developers for the acquisition, development and construction of business and residential purpose properties. Construction loans are underwritten utilizing feasibility studies, independent appraisal reviews, sensitivity analysis of absorption and lease rates and financial analysis of the developers and property owners. Construction loans are generally based upon estimates of costs and value associated with the completed project. These estimates may prove to be inaccurate. Construction loans often involve the disbursement of substantial funds during the construction phase with repayment substantially dependent on the success of the ultimate project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property or an interim loan commitment from the Banks until permanent financing is obtained. These loans are typically closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing. Overall residential construction and development lending activities and the associated volumes have been intentionally managed downward over the course of the last three years, reflecting a distressed market for real estate properties and project developments.

Commercial real estate loans consist of commercial mortgages on both income-producing and owner-occupied properties. The Company attempted to increase the proportion of loans secured by owner-occupied properties in recent years. These loans are viewed primarily as cash flow loans and undergo the analysis and underwriting process of a commercial and industrial loan, as well as that of a real estate loan. Repayment of non-owner occupied loans is generally dependent on the successful operation of the income-producing property securing the loan. Commercial real estate loans may be adversely affected by conditions in the local real estate and commercial markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors and evaluates commercial real estate loans based on collateral, geography

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and risk grade criteria. While some markets within the footprint are showing signs of improvement, commercial real estate lending represents an area of elevated risk and we continue to limit this segment of the portfolio.

Residential Mortgage

A portion of the Banks’ lending activities consists of the origination of both fixed-rate and adjustable-rate home loans, although most originated fixed-rate loans are sold in the secondary mortgage market on a best-efforts basis. The sale of mortgage loans to the secondary market allows the Bank to manage the interest rate risks related to such lending operations.

Broad-based stability of residential real estate values locally, regionally, and nationally has not yet been realized. Based on the uncertainty of the supply and demand, the general condition of the economy, coupled with unemployment levels, we believe that values have not yet stabilized.

Consumer

Consumer loans include second mortgage loans, home equity lines of credit and non-residential consumer purpose loans. Non-residential consumer loans include direct and indirect loans made for automobiles, recreation vehicles, boats, personal (secured and unsecured) and deposit account secured loans. Consumer loans are attractive to the Banks because they typically have a shorter term and carry higher interest rates than those charged on other types of loans. The Banks also have a small portfolio of credit card receivables issued on the basis of applications received through referrals from the Bank’s branches and other marketing efforts. The Banks grant consumer loans based on employment and financial information solicited from prospective borrowers as well as credit records collected from various reporting agencies. Financial stability and a favorable credit history of the borrower are the primary factors the Banks consider in granting such loans. The availability of collateral is also a factor considered in making such loans. The geographic area of the borrower is another consideration, with preference given to borrowers in the Banks’ primary market areas.

A small consumer finance portfolio is also maintained. While it was expected that this customer base would be much more likely to be severely impacted by employment weakness and loss of access to credit, losses to date have been trending downwards. The portfolio, however, represents a higher risk profile than the bank consumer portfolio, but also carries a higher yield.

Comment 3: Revise your disclosure in future filings to provide additional disclosure about your deposits consistent with Item 101 of Regulation S-K. In particular, please discuss significant factors that flow from your holding public funds as deposits.

Response 3: The Company will add additional disclosure in future filings.

The Banks have several programs designed to attract deposits from consumers and small and middle market businesses at interest rates generally consistent with market conditions.

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Deposits are the most significant funding source for the Company’s interest earning assets. Deposits are attracted principally from clients within the Company’s retail branch network through the offering of a broad array of deposit products to individuals and businesses, including non-interest bearing demand deposit accounts, interest-bearing demand deposit accounts, savings accounts, money market deposit accounts, and time deposit accounts. Terms vary among deposit products with respect to commitment periods, minimum balances, and applicable fees. Interest paid on deposits represents the largest component of the Company’s interest expense. Interest rates offered on interest-bearing deposits are determined based on a number of factors, including, but not limited to, (1) interest rates offered with respect to comparable products in local markets by competitors, (2) current and expected economic conditions, (3) anticipated future short-term and long-term interest rates, (4) the expected amount and timing of funding needs, and (5) the availability and cost of alternative funding sources. Deposit flows are controlled by the Banks primarily through pricing, and to a lesser extent, through promotional activities. Management believes that the rates it offers, which are posted weekly on deposit accounts, are generally competitive with other financial institutions in the Banks’ respective market areas. Client deposits are attractive sources of funding because of their relative stability and cost. Deposits are regarded as an important part of the overall client relationship and provide opportunities to cross-sell other the Company’s services.

The Banks also hold public funds as deposits. The Banks’ appetite for Public Funds, as with any type of deposit, is determined by ALCO’s Funding and Liquidity Sub-Committee while pricing decisions are determined by ALCO’s Deposit Pricing Sub-Committee. Typically many public fund deposits are allocated based upon the rate of interest offered and the ability of the bank to provide collateralization. The bank can influence the level of its Public Funds Deposits through its pricing decisions. Public deposits typically require the pledging of collateral, most commonly marketable securities. This is taken into account when determining the level of interest to be paid on public deposits. Additionally, the pledging of collateral, monitoring and management reporting represents additional operational requirements for the bank. These deposits are more volatile because they tend to be high balance deposits. Public funds have not historically presented any special risks to the Banks. Public Funds are only one of many possible sources of liquidity that the Banks have available for the Banks to draw upon as part of its Liquidity Funding Strategy as defined by ALCO.

Comment 4: Revise your disclosure in future filings to discuss, in greater detail, your Securities Portfolio consistent with Item 101 of Regulation S-K. Include, in your revised disclosure, a discussion of the policies and procedures used by management to monitor and manage the portfolio to ensure that the described purposes of the portfolio are met and that investments continue to meet asset quality benchmarks.

Response 4: The Company will revise the disclosures on its securities portfolio in future filings. The following provides an example of the matters that will be addressed in the revised disclosure. The actual disclosure will of necessity reflect any changes in the underlying purposes for and risk-tolerance regarding the securities portfolio.

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The Company’s investment portfolio includes, among other asset classes, U.S. agency debt securities, U.S. agency mortgage-related securities and obligations of states and municipalities classified as available for sale and held to maturity. As such, the Company considers the available for sale portfolio as only one of many sources of liquidity used to fund the Company’s operations. Investments are made in accordance with the investment policy which contains sector limits, maturity limits, and capital limits. The combined portfolio has a target effective duration of two to five years. The investment portfolio is also viewed under multiple stressed interest rate scenarios and the results of which are used to manage the Company’s interest rate risk position. The rate scenarios include regulatory and management agreed upon instantaneous and ramped rate movements up to plus and minus 500 basis points.

The Company also utilizes a significant portion of the securities portfolio to secure certain deposits and other liabilities requiring collateralization. To retain a source of liquidity, the Company limits the percentage of securities that can be pledged in order to keep a portion of securities available for sale. The securities portfolio can also be pledged to increase the Company’s line of credit availability at the Federal Home Loan Bank of Dallas.

The Investments Sub-Committee of the Asset/Liability Committee (ALCO) is responsible for evaluating issues related to the management of the investment portfolio. The Investments Sub-Committee is also responsible for the development of investment strategies for the consideration and approval of the ALCO. Final authority and responsibility for all aspects of the conduct of investment activities rests with the Board Risk Committee, all in accordance with the overall guidance and limitations of the investment policy.

Risk Factors, page 13

Comment 5: We note that none of your risk factors provides a separate discussion of the risks posed to your operations from your dependence upon technology or to your business, operations or reputation from the loss or compromise of customer information. We also note that the incidences of cyber attacks, including upon financial institution or their service providers, have increased over the past year. In future filings, beginning with your next Form 10-Q, please provide risk factor disclosure describing the cyber security risks that you face. In addition, please tell us whether you have experienced cyber attacks in the past. If so, please also disclose that you have experienced such cyber attacks in order to provide the proper context for your risk factor disclosure. Please refer to the Division of Corporation Finance’s Disclosure Guidance Topic No. 2 at http://www.sec.govidivisions/corpfiniguidance/cfguidancetopic2.htm for additional information.

Response 5: In the future, we will add the following risk factor to our 10-K. It was also added in our March 2012 10-Q.

An interruption or breach in our information systems or infrastructure, or those of third parties, could disrupt our business, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

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Our business is dependent on our ability to process and monitor a large number of transactions on a daily basis and to securely process, store and transmit confidential and other information on our computer systems and networks. We rely heavily on our information and communications systems and those of third parties who provide critical components of our information and communications infrastructure. These systems are critical to the operation of our business and essential to our ability to perform day-to-day operations. Our financial, accounting, data processing or other information systems and facilities, or those of third parties on whom we rely, may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, such as a spike in transaction volume, cyber attack or other unforeseen catastrophic events, which may adversely affect our ability to process transactions or provide services.

Although we make continuous efforts to maintain the security and integrity of our information systems and have not experienced a cyber attack, threats to information systems continue to evolve and there can be no assurance that our security efforts and measures will continue to be effective. The risk of a security breach or disruption, particularly through cyber attack or cyber intrusion, has increased as the number, intensity and sophistication of attempted attacks and intrusions from around the world have increased. Threats to our information systems may originate externally from third parties such as foreign governments, organized crime and other hackers, outsource or infrastructure-support providers and application developers, or may originate internally. As a financial institution, we face a heightened risk of a security breach or disruption from attempts to gain unauthorized access to our and our customers’ data and financial information, whether through cyber attack, cyber intrusion over the internet, malware, computer viruses, attachments to e-mails, spoofing, phishing, or spyware.

As a result, our information, communications and related systems, software and networks may be vulnerable to breaches or other significant disruptions that could: (1) disrupt the proper functioning of our networks and systems, which could disrupt our operations and those of certain of our customers; (2) result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of confidential, sensitive or otherwise valuable information of ours or our customers, including account numbers and other financial information; (3) result in a violation of applicable privacy and other laws, subjecting the Bank to additional regulatory scrutiny and expose the Bank to civil litigation and possible financial liability; (4) require significant management attention and resources to remedy the damages that result; and (5) harm our reputation or impair our customer relationships. The occurrence of such failures, disruptions or security breaches could have a negative impact on our results of operations, financial condition, and cash flows. To date we have not experienced an attack that has impacted the results of our operations, financial condition, and cash flows.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Comment 6: In order for investors to better understand your performance and future prospects revise future filings to provide disclosure that analyzes the key economic factors in your geographic market area that have a significant impact your performance. These factors might include: unemployment and personal income within each main geographic region that you

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serve; commercial real estate and home prices; single family and multifamily building permits; personal and business bankruptcy filings; and foreclosures statistics. Also, we note that you have expanded your operations in Louisiana as a result of your acquisition of Whitney Holdings. Please refer to Item 303(a)(3)(ii) and Release No. 33-8350.

Response 6: We will provide an introductory overview section to MD&A in future filings that provides enhanced context for the remainder of the discussion. This overview will discuss the economic, regulatory, legislative, industry-wide, Company-specific and other factors that management believes have or could have a material impact on our key performance drivers, such as loan growth, credit quality, net interest income and the net interest margin, fee income and operating expenses, sources of liquidity and capital resources. The actual content of such an overview will be determined by the facts and circumstances at the time of each future filing, will be limited to those factors most relevant to the Company so as not to obscure important information with excessive details, and will be tailored as needed to reflect differences among the geographic regions that we serve. The following provides some examples of the factors that could be addressed in the overview section.

•

Macro-economic conditions and prospects that influence the level of market interest rates, including through the actions of the Federal Reserve, and thereby impact, among other things, the pricing of the Company’s financial assets and liabilities and customer preferences for and access to different financial products.

•

Macro- and micro-economic conditions and prospects that influence the level of business activity within the Company’s footprint, employment trends and wage levels, home and commercial real estate values and the availability of governmental resources, and thereby impact, among other things, commercial and consumer demand for the Company’s loan products, the credit quality of our loan portfolio, and the level of liquidity in our deposit customer base.

•

National or local legislative or regulatory actions that directly or indirectly impact the pricing or the cost of providing our products and services (such as certain rules and regulations implemented under the Dodd Frank Act), that change the level and types of capital required to support our operations, or that restrict or enhance the ability to implement our strategic plans.

•

Company-specific actions, such as mergers and acquisitions, that present new opportunities and challenges and have a significant impact on the relative importance of and prospects for our key performance drivers.

Note 2. Acquisitions, page 75

Comment 7: We note your disclosure on page 77 that your pro forma information eliminates Whitney’s provision for loan losses. Please tell us how this adjustment considers credit impairment for the loans subsequent to the beginning of the periods presented and therefore represents a valid pro forma adjustment. We note that this adjustment was not included in your pro forma financial statements in your previously filed Form S-4 with respect to this acquisition.

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Response 7: In preparing pro forma information for inclusion in our previously filed Form S-4, we followed the guidance provided in Article 11 of S-X. This guidance requires that pro forma adjustments be directly attributable to the transaction and be factually supported. As our assessment of the potential for credit losses from the underlying portfolio and specific loans within the scope of ASC 310-30 was still on-going at the time, we did not believe elimination of the provision met the requirements of Article 11 given the uncertainty around the valuation of the underlying assets prior to completion of our loan valuations. In preparing pro forma information included in our Annual Report on Form 10-K, we followed the guidance included in ASC 805. While there are no specific requirements outlined in ASC 805 for the presentation of pro forma information, we followed principles consistent with Article 11 to provide comparable financial information for each period presented, and to explain any adjustments made. We eliminated the provision for the ASC 805 disclosures because we believed that any provision for credit impairment in the loan portfolio would have been captured in the initial fair value estimates, and that not eliminating the provision would have in effect double counted for the credit losses associated with the acquired loans that were already taken into account in connection with the fair value assessment of the loan portfolio.

Note 6. Loans, page 86

Comment 8: We note the disaggregated disclosure of your loan portfolio differentiated by originated loans, acquired loans, and covered loans and further by portfolio segments on page 86. We also note for the remainder of your footnote disclosures beginning on page 87 you aggregate your commercial, construction, and real estate portfolio segments into your commercial portfolio. Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining whether these loan portfolios should be classified as a separate class of financing receivable for purposes of providing the all of the disclosures required by ASU 2010-20 or revise future filings to disclose these loan portfolios as separate classes of financing receivables. If you do not believe disclosing disaggregated information is warranted, please provide us with credit quality information (specific allowance, charge-off’s, etc.) which supports your determination that these portfolios do not represent significant credit risks. Please provide us with your proposed revised disclosures as of March 31, 2012.

Response 8: The assessment and monitoring of the risk and performance of the portfolio, which is noted in ASC 310-10-55-16 as a factor in disaggregating classes of financing receivables, is currently performed at the aggregate levels of commercial, residential mortgage and consumer. Historically, we have not broken out our commercial loan portfolio into disaggregated units for purposes of preparing our allowance rollforward, TDR, impaired, past due or credit quality tables because our current allowance methodology and credit review process has been performed at the aggregate level of commercial. We are in the process of enhancing certain aspects of our allowance methodology and credit risk monitoring activities that will include refining certain data and reporting methods that will lead to a higher level of disaggregation of the commercial loan portfolio for purposes of reporting credit quality statistical information in future periods. We intend to have these new processes and refinements operational by year-end 2012, and thus cannot provide you with proposed revised disclosures as of March 31, 2012, but we will enhance our disclosures appropriately.

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Comment 9: We note that you separately disclose the ending balance of acquired loans on page 87. You also disclose in a footnote that there has been no allowance brought forward or since the acquisition related to this portfolio. It appears that most, if not all of the ending balance of acquired loans as of December 31, 2011 are included in the ending balance of loans collectively reviewed for impairment. Please address the following related to your ending balance of acquired loans:

•	Confirm and revise your future filings to clearly state where your acquired loans are included in this tabular disclosure; and

•

To the extent that most, if not all are included in the ending balance of loans collectively reviewed for impairment, please revise your future filings to provide a footnote clearly explaining that these loans do not currently have an allowance. If this changes in future periods, please clearly disclose the respective allowance amounts.

Response 9: See Exhibits A-1 and A-2.

Comment 10: We also note that you separately disclose the ending balances of loans and related allowance for loan losses for your covered loans with deteriorated credit quality. Please clarify whether this allowance, which totals $41.6 million as of December 31, 2011, is included in your ending balance of the allowance for loan losses individually and/or collectively evaluated for impairment. Please also revise your future filings accordingly.

Response 10: See Exhibits A-1 and A-2.

Comment 11: We note disclosure on page 88 which states that your non-accrual loans table does not include covered and acquired loans that are considered to be performing due to the application of the accretion method and are excluded from the table, with the exception of covered loans accounted for using the cost recovery method. Please tell us and revise your future filings to disclose when an acquired loan would be considered non-accrual. Please also revise your accounting policy footnote disclosures accordingly.

Response 11: Acquired performing loans are considered and reported as nonperforming and past due using the same criteria applied to the originated portfolio. We will include the following disclosure within the acquired loans section of the accounting policy footnote in future filings.

The accrual of interest on acquired performing loans is discontinued when, in management’s opinion, it is probable that the borrower will be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. The accounting policy for nonaccrual acquired performing loans is similar to the policy for originated loans as previously discussed.

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Comment 12: We note your disclosures of TDRs and impaired loans on page 89. Please revise your future filings to further disaggregate these disclosures for your originated, acquired, and covered loan portfolios. Please also provide us with your proposed disclosures as of December 31, 2011.

Response 12: See Exhibits B-1 and B-2.

Comment 13: Please revise your past due loans tabular disclosures on page 90 in future filings to further disaggregate the 30-89 days past due amounts into loans past due 30-59 days and loans past due 60-89 days. Refer to ASC 310-10-55-9 for guidance.

Response 13: See Exhibit C.

Comment 14: We note from your tabular disclosures on page 91 that you have substandard and doubtful commercial — originated loans totaling $103.7 million and $275.4 million as of December 31, 2011 and December 31, 2010, respectively. Similarly, we also note that you have substandard residential mortgages — originated loans totaling $18.8 million and $73.6 million as of these same time periods as well. Noting your disclosure on page 70 for your originated loans that you consider all loans that are risk rated substandard or doubtful as impaired, please tell us and revise your future filings to reconcile these amounts presented in your credit quality indicator disclosures to both your impaired loan disclosures on page 89 and your accounting policy disclosures.

Response 14: According to our established policies and as disclosed in our accounting policy footnote, the Banks’ loans that are risk rated Substandard and Doubtful are reviewed for potential impairment. For loans that are considered impaired and greater than $500,000, the bank performs a specific reserve analysis to determine if a reserve is required. Loans less than $500,000 are included in our analysis of loans collectively evaluated for impairment. Information on the loans over the threshold are reported in the impaired loan disclosures on page 89, while all substandard and doubtful loans are included in the credit quality indicator tables on page 91.

Comment 15: We note your roll forward of the carrying amounts and accretable yields for both your covered loans and non-covered loans on page 92. We also note your disclosure on page 68 that your covered loans were accounted for as acquired impaired loans and your disclosure on page 78 of your acquired impaired loans from your acquisition of Whitney Holding Corporation (Whitney). As it relates to your acquisitions of Peoples First Community Bank and Whitney, please tell us and revise your future filings to address the following:

•

Separately identify your credit impaired covered loans that were within the scope of ASC 310-30 from those which you were analogizing to ASC 310-30. Please also tell us the criteria you used to make this determination, as applicable.

•

We also note disclosure on page 68 that these loans were grouped into pools based on common risk characteristics such as loan type, geography, and risk rating. Please tell us the specific loan characteristics you identified which allowed you to segregate these loans into pools for accretion and impairment testing purposes. Tell us how many pools you created and the basis for segregation.

•	Please tell us the specific information you reviewed in order to determine that you would not be able to collect all contractually required payments pursuant to ASC 310-30-05.

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Response 15:

For the Peoples First Community Bank (Peoples First) acquisition, we first assessed each loan to determine if it met the scope of ASC 310-30. The criteria used to make this determination was based primarily on projected default rates that were determined based on current risk ratings, past due status and trends, repayment terms and trends in collateral values. We separately identified credit impaired loans that were within the scope of ASC 310-30 totaling $628 million. The Peoples First acquisition was an FDIC assisted transaction completed within a compressed timeframe for due diligence, bidding and closing. There was very limited information provided to the Company concerning the reasons for the failure, the assets being acquired and the quality of the staff charged with credit monitoring responsibilities. Peoples First had a significant amount of deteriorating and nonperforming loans that ultimately led to its closure. Given the location of substantially all of the loans in Florida, the slow recovery of the economy, the significant amount of residential mortgage loans, and the limited due diligence performed, we decided that the $288 million of loans not initially considered as credit impaired for the Peoples First acquisition should be analogized as credit impaired under ASC 310-30. The actual performance history of the portfolio since the closing of the acquisition has validated the accounting decision.

Following the determination of loans within the scope of ASC 310-30 and those analogized to ASC 310-30, we disaggregated these separate portfolios into pools based upon risk rating, repayment terms, and loan type. We have 28 ASC 310-30 pools and 51 loans that are accounted for under the cost recovery method.

For the Whitney Holding Corporation (Whitney) acquisition, loans rated substandard or worse and nonrated residential mortgage loans past due 90 days or more were considered to be loans having a high risk of default or likelihood of loss and were classified as credit impaired loans. No loans were analogized as credit impaired under ASC 310-30 for the Whitney acquisition. The acquired credit impaired loans were grouped into eight pools based on loan type and geography. Specifically, common risk characteristics used to segregate these loans into pools for accretion and impairment testing purposes are as follows:

•

Geography – The credit impaired portfolio was segregated based on geographic groupings for Louisiana and Texas serviced loans versus Alabama, Florida and Mississippi serviced loans. The loans in Alabama, Florida, and Mississippi were impacted more severely by the depressed real estate market and its effect on local economies.

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Loan type – The credit impaired portfolio was further segregated based on four loan types: acquisition, construction and development; commercial and industrial; commercial real estate; and residential mortgages.

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As described in Note 1 to Form 10-K, management considers default rates, loss severity rates assuming default, prepayment speeds and estimated collateral values in determining the potential for collectability of contractual cash flows.

Comment 16: As a related matter, for your covered loans please compare and contrast the reasons for the reclassification of $119.8 million from non-accretable yield to accretable yield during 2011 considering your footnote disclosure on page 87 that you recorded a $51.7 million provision related to certain pools of covered loans during this same time period.

Response 16: The covered loans had a reclassification of $119.8 million from non-accretable yield to accretable yield during 2011 and also had a $51.7 million provision during this same period due to the following reasons:

•

At each reporting period, the Company re-estimates expected cash flows for each pool of acquired loans as required by FASB ASC Topic 310-30. In 2011, the analysis reflected improvements in the estimated future cash flows for some pools of acquired loans, thereby increasing those pools’ accretable yield. Other pools experienced decreases in expected cash flows, resulting in impairment and the establishment of an allowance for these pools. Because each pool is the unit of account and accounted for separately, their results do not offset one another.

•

Additionally, each pool’s expected cash flows change over time. At each quarter-end we re-estimate cash flows of the pools. Estimating cash flows incorporates analysis of historical cash flows, delinquencies and charge-offs as well as assumptions about future cash flows. Performance can vary from period to period causing changes in estimates in expected cash flows. Some pools with improved expected cash flows early in the year were subsequently re-estimated later in the year to reduce their expected cash flows. Consequently, these pools experienced both an increase in accretable yield and impairment in different quarters of the same year.

Controls and Procedures, page 125

Comment 17: Please tell us about any significant concentrations of operational risk, including your reliance upon employees, outsourced services like appraisers, or data service providers. Revise your disclosure in future filings, including in the Risk Factors and Management’s Discussion and Analysis or Business sections, to discuss the key operational risks that you face, and provide disclosure as to how management manages those risk.

Response 17: We will add the following risk factor in future filings.

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Securities and Exchange Commission

June 5, 2012

Our ability to adequately conduct and grow our business and manage its risks is dependent on our ability to create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways including employee fraud, customer fraud, and control lapses in bank operations and information technology. Our dependence on our employees and automated systems, including the automated systems used by acquired entities and third parties, to record and process transactions, and monitor our loan and securities portfolios, may further increase the risk that technical failures of, or tampering with, those systems will result in operational or systemic disruption that could be challenging to remediate or losses that are difficult to detect. We are also subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control such as hurricanes and other natural events. Failure to maintain an appropriate operational infrastructure can lead to loss of service to customers, legal actions, and noncompliance with various laws and regulations.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have no or only limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into our existing businesses.

We will add the following risk discussion to MD&A in future filings.

Enterprise Risk Management

The Company must balance revenue generation and profitability with the inherent risks of its business activities. Enterprise risk management creates shareholder value by effectively assessing and managing the risks associated with doing business. Strong risk management practices foster enhanced decision-making, facilitate successful implementation of new initiatives, and, where appropriate, support pursuit of business opportunities presenting a potential for greater risk to drive growth and achieve strategic objectives. The Company’s risk management culture integrates executive management direction and governance with business line commitment and accountability. This integration helps to ensure the daily management of risks by business lines and continuous corporate monitoring of the levels of risk and risk management practices in each business.

Effective risk management practices require active oversight, participation, and interaction by and between the Board of Directors and Executive Management. The Company has established a tiered risk committee structure to facilitate the timely discussion of significant risk issues and risk mitigation strategies and/or tactics. The governance structure functions and operates under these general guidelines. A risk management framework has been established, which begins with the Board of Directors. The Chief Risk Officer reports to the Chief Executive Officer and provides overall vision, direction and leadership regarding our enterprise risk management framework. The risk management framework includes an Executive Risk Committee, chaired by the Chief Risk Officer, that consists of corporate executives. The committee meets regularly, and not less than quarterly, to monitor our key existing and emerging

Securities and Exchange Commission

June 5, 2012

risks and ensure that these risks are within acceptable tolerances. Senior management risk committees oversee the various risk types within the Company as shown below and provide minutes of activities and decisions to the Board of Directors. These committees are responsible for ensuring effective risk measurement and management in their respective areas of authority.

Board level committees (and sub-committees as warranted) comprised of selected directors have been established to provide oversight of key board responsibility functions. Board committees include the following: Audit Committee, Risk Committee with a Credit Risk Management Sub-Committee, Compensation Committee, Mergers and Acquisitions Committee, and Nominations and Governance Committee.

Executive management has established appropriate risk committees and sub-committees as external and internal circumstances warrant. Risk committees function under set meeting schedules with supporting risk monitoring/reporting formats. Risk committees include the following: Executive Risk Committee, Credit, Market, Operational, and Strategic.

Management believes that our primary risk exposures are credit, market, liquidity, operational, legal, reputational, and strategic. Credit risk arises from the potential that a borrower or counterparty will fail to perform on an obligation. Credit risk assessment also entails making sure that lending standards continue to evolve to keep up with developments in the market place. Market risk is the risk to a financial institution’s condition resulting from adverse movements in market rates or prices, such as interest rates, foreign exchange rates, or equity prices. Liquidity risk is the potential that an institution will be unable to meet its obligations as they come due because of an inability to liquidate assets or obtain adequate funding or that it cannot easily unwind or offset specific exposures without significantly lowering market prices because of inadequate market depth or market disruptions. Operational risk is the potential that inadequate information systems, operational problems, breaches in internal controls, fraud, or unforeseen catastrophes will result in unexpected losses. Legal risk is the potential that unenforceable contracts, lawsuits, or adverse judgments can disrupt or otherwise negatively affect the operations or condition of the Bank. Failure to abide by extensive rules and regulations of the Securities and Exchange Commission and the federal and state banking authorities can lead to governmental investigations and sanctions. Reputational risk is the potential that negative publicity regarding an institution’s business practices, whether true or not, will cause a decline in the customer base, costly litigation, or revenue reductions. Strategic risk is the risk to earnings or capital arising from adverse business decisions or improper implementation of those decisions. This risk is a function of the compatibility of a Bank’s strategic goals, the business strategies developed to achieve those goals, the resources deployed against these goals, and the quality of implementation.

Securities and Exchange Commission

June 5, 2012

Executive Compensation, page 126

Incorporated from the Definitive Proxy Statement Filed March 7, 2012

Compensation Discussion and Analysis, page 21 of the proxy

Comment 18: In order for investors to better be able to understand the changes that you made to your peer group as a result of your increased size after the Whitney acquisition, please disclose the factors that you and your consultants used in selecting and revising your peer group.

Response 18: The key factor for selecting potential peer banks was total asset size. Due to the Company’s substantially increased asset size following the Whitney acquisition, geography was a less significant factor than in past years. Performance is not typically a selection criterion, with the exception of excluding significantly underperforming banks. Based on our initial review of banks with assets as of March 31, 2010 between $10 billion and $45 billion, representing 51% to 228% of Hancock and Whitney’s pro forma combined total assets of $19.7 billion, 38 potential peer banks were identified. This group was then further refined based on location, TARP participation and size, resulting in the final peer group of 23 banks with total assets ranging from $12.7 billion to $41.7 billion and a median of $18.5 billion, which positions Hancock at the 57th percentile. The peer group methodology was determined by the consultant. Once the consultant determined the peer group, it was reviewed with management and then provided to the Compensation Committee for their review, input and approval.

Comment 19: We note your disclosure that the company had exceeded the three stated targets in 2011, and consequently the committee concluded that it would award compensation that exceeded the target. Please tell us the extent to which the committee considered the impact of the acquisition in making the compensation determination, and revise your next Compensation Discussion and Analysis for 2012 to indicate if targets were revised by the committee as a result of the company’s much larger size and the resulting impact on interest income.

Response 19: The corporate performance goals for Net Earnings, Average Annual Loans and Average Annual Deposits for the 2011 Management Incentive Plan were based on the pro forma projections for the Company including the acquisition of Whitney. The pro forma projections were developed to illustrate the expected combined financial performance and were used by the Board in considering approval of the transaction.

The Company represents to the Securities and Exchange Commission and its Staff that the company is responsible for the adequacy and accuracy of the disclosure in its filings. The Company further acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, the Company will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at your earliest convenience at (228) 868-4725.

Sincerely,

/s/ Michael M. Achary

Michael M. Achary
Chief Financial Officer

Exhibit A-1

Originated loans:	Commercial	Residential mortgages	Direct consumer	Total
(In thousands)	March 31, 2012
Allowance for loan losses:
Beginning balance, January 1, 2012	$60,211	$4,894	$18,141	$83,246
Charge-offs	(8,490)	(1,118)	(3,578)	(13,186)
Recoveries	4,212	397	1,523	6,132
Net Provision for loan losses	9,559	2,986	(4,242)	8,303
Increase (decrease) in indemnification asset	—	—	—	—

Ending balance	$65,492	$7,159	$11,844	$84,495

Ending balance:
Individually evaluated for impairment	$10,634	$565	$—	$11,199
Ending balance:
Collectively evaluated for impairment	$54,858	$6,594	$11,844	$73,296

Loans:
Ending balance:	$3,702,528	$564,218	$1,184,261	$5,451,007
Ending balance:
Individually evaluated for impairment	$48,338	$8,084	$—	$56,422
Ending balance:
Collectively evaluated for impairment	$3,654,190	$556,134	$1,184,261	$5,394,585

Covered loans:	Commercial	Residential mortgages	Direct consumer	Total
(In thousands)	March 31, 2012
Allowance for loan losses:
Beginning balance, January 1, 2012	$18,203	$9,024	$14,408	$41,635
Charge-offs	(16,429)	—	—	(16,429)
Recoveries	—	—	—	—
Net Provision for loan losses (a)	914	653	145	1,712
Increase (decrease) in indemnification asset (a)	15,758	12,397	2,769	30,924

Ending balance	$18,446	$22,074	$17,322	$57,842

Ending balance:
Individually evaluated for impairment	$—	$—	$—	$—
Ending balance:
Collectively evaluated for impairment	$18,446	$22,074	$17,322	$57,842

Loans:
Ending balance:	$224,523	$275,856	$133,405	$633,784
Ending balance:
Individually evaluated for impairment	$—	$—	$—	$—
Ending balance:
Collectively evaluated for impairment	$224,523	$275,856	$133,405	$633,784

Total loans:	Commercial	Residential mortgages	Direct consumer	Total
(In thousands)	March 31, 2012
Allowance for loan losses:
Beginning balance, January 1, 2012	$78,414	$13,918	$32,549	$124,881
Charge-offs	(24,919)	(1,118)	(3,578)	(29,615)
Recoveries	4,212	397	1,523	6,132
Net Provision for loan losses (a)	10,473	3,639	(4,097)	10,015
Increase (decrease) in indemnification asset (a)	15,758	12,397	2,769	30,924

Ending balance	$83,938	$29,233	$29,166	$142,337

Ending balance:
Individually evaluated for impairment	$10,634	$565	$—	$11,199
Ending balance:
Collectively evaluated for impairment	$73,304	$28,668	$29,166	$131,138

Loans:
Ending balance:	$7,992,375	$1,511,349	$1,626,549	$16,175,755
Ending balance:
Individually evaluated for impairment	$48,338	$8,084	$—	$56,422
Ending balance:
Collectively evaluated for impairment	$7,944,037	$1,503,265	$1,626,549	$11,073,851
Ending balance:
Acquired loans (b)	$4,065,324	$671,275	$308,883	$5,045,482

(a)	The Company increased the allowance by $32.6 million for losses related to impairment on certain pools of covered loans. This provision was mostly offset by a $30.9 million increase in the FDIC indemnification asset.

(b)	In accordance with purchase accounting rules, the Whitney loans were recorded at their fair value at the time of the acquisition, and the prior allowance for loan losses was eliminated. These loans currently do not have an allowance. These loans are included in the ending balance of loans collectively evaluated for impairment.

Exhibit A-2

Originated loans:	Commercial	Residential mortgages	Direct consumer	Total
(In thousands)	March 31, 2011
Allowance for loan losses:
Beginning balance, January 1, 2012	$56,859	$4,626	$19,840	$81,325
Charge-offs	(4,754)	(1,142)	(2,808)	(8,704)
Recoveries	574	771	917	2,262
Net Provision for loan losses (a)	6,292	687	1,298	8,277
Increase (decrease) in indemnification asset (a)	—	—	—	—

Ending balance	$58,971	$4,942	$19,247	$83,160

Ending balance:
Individually evaluated for impairment	$10,627	$1,310	$—	$11,937
Ending balance:
Collectively evaluated for impairment	$48,344	$3,632	$19,247	$71,223

Loans:
Ending balance:	$2,726,698	$360,051	$977,132	$4,063,881
Ending balance:
Individually evaluated for impairment	$53,093	$6,258	$—	$59,351
Ending balance:
Collectively evaluated for impairment	$2,673,605	$353,793	$977,132	$4,004,530

Covered loans:	Commercial	Residential mortgages	Direct consumer	Total
(In thousands)	March 31, 2011
Allowance for loan losses:
Beginning balance, January 1, 2012	$—	$—	$672	$672
Charge-offs	—	—	(375)	(375)
Recoveries	—	—	—	—
Net Provision for loan losses (a)	545	—	—	545
Increase (decrease) in indemnification asset (a)	10,354	—	—	10,354

Ending balance	$10,899	$—	$297	$11,196

Ending balance:
Individually evaluated for impairment	$—	$—	$—	$—
Ending balance:
Collectively evaluated for impairment	$10,899	$—	$297	$11,196

Loans:
Ending balance:	$362,667	$270,041	$144,386	$777,094
Ending balance:
Individually evaluated for impairment	$—	$—	$—	$—
Ending balance:
Collectively evaluated for impairment	$362,667	$270,041	$144,386	$777,094

Total loans:	Commercial	Residential mortgages	Direct consumer	Total
(In thousands)	March 31, 2011
Allowance for loan losses:
Beginning balance, January 1, 2012	$56,859	$4,626	$20,512	$81,997
Charge-offs	(4,754)	(1,142)	(3,183)	(9,079)
Recoveries	574	771	917	2,262
Net Provision for loan losses (a)	6,837	687	1,298	8,822
Increase (decrease) in indemnification asset (a)	10,354	—	—	10,354

Ending balance	$69,870	$4,942	$19,544	$94,356

Ending balance:
Individually evaluated for impairment	$10,627	$1,310	$—	$11,937
Ending balance:
Collectively evaluated for impairment	$59,243	$3,632	$19,544	$82,419

Loans:
Ending balance:	$3,089,365	$630,092	$1,121,518	$4,840,975
Ending balance:
Individually evaluated for impairment	$53,093	$6,258	$—	$59,351
Ending balance:
Collectively evaluated for impairment	$3,036,272	$623,834	$1,121,518	$4,781,624

(a)	The Company increased the allowance by $10.9 million for losses related to impairment on certain pools of covered loans. This provision was mostly offset by a $10.4 million increase in the FDIC indemnification asset.

Exhibit B-1

Loan Modifications

As of March 31, 2012 and March 31, 2011

	March 31, 2012			March 31, 2011
Troubled Debt Restructurings:	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Originated loans:
Commercial loans	24	$20,637	$17,032	15	$20,694	$18,431
Residential mortgage loans	4	1,879	1,761	3	1,342	1,326
Consumer loans	—	—	—	—	—	—

Total originated loans	28	$22,516	$18,793	18	$22,036	$19,757

Acquired loans: (a)
Commercial loans	6	$1,133	$1,133	—	$—	$—
Residential mortgage loans	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—

Total acquired loans	6	$1,133	$1,133	—	$—	$—

Covered loans:
Commercial loans	—	$—	$—	—	$—	$—
Residential mortgage loans	—	—	—	—	—	—
Consumer loans	—	—	—	—	—	—

Total covered loans	—	$—	$—	—	$—	$—

Total loans:
Commercial loans	30	$21,770	$18,165	15	$20,694	$18,431
Residential mortgage loans	4	1,879	1,761	3	1,342	1,326
Consumer loans	—	—	—	—	—	—

Total loans	34	$23,649	$19,926	18	$22,036	$19,757

	March 31, 2012		March 31, 2011
Troubled Debt Restructurings That Subsequently Defaulted:	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Originated loans:
Commercial loans	—	$—	—	$—
Residential mortgage loans	—	—	—	—
Consumer loans	—	—	—	—

Total originated loans	—	$—	—	$—

Acquired loans:
Commercial loans	—	$—	—	$—
Residential mortgage loans	—	—	—	—
Consumer loans	—	—	—	—

Total acquired loans	—	$—	—	$—

Covered loans:
Commercial loans	—	$—	—	$—
Residential mortgage loans	—	—	—	—
Consumer loans	—	—	—	—

Total covered loans	—	$—	—	$—

Total loans:
Commercial loans	—	$—	—	$—
Residential mortgage loans	—	—	—	—
Consumer loans	—	—	—	—

Total loans	—	$—	—	$—

(a)	There were no acquired impaired TDRs. These TDRs are from the performing acquired portfolio.

Exhibit B-2

Impaired Loans

As of March 31, 2012 and 2011

March 31, 2012	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
Originated loans:
With no related allowance recorded:
Commercial	$8,821	$21,651	$—	$16,030	$24
Residential mortgages	1,540	3,087	—	2,316	—
Direct consumer	—	—	—	—	—

	10,361	24,738	—	18,346	24
With an allowance recorded:
Commercial	48,338	58,674	10,634	41,611	179
Residential mortgages	8,084	9,660	565	5,297	32
Direct consumer	—	—	—	—	—

	56,422	68,334	11,199	46,908	211
Total:
Commercial	57,159	80,325	10,634	57,641	203
Residential mortgages	9,624	12,747	565	7,613	32
Direct consumer	—	—	—	—	—

Total originated loans	$66,783	$93,072	$11,199	$65,254	$235

Covered loans:
With no related allowance recorded:
Commercial	—	—	—	—	—
Residential mortgages	—	—	—	—	—
Direct consumer	—	—	—	—	—

With an allowance recorded:
Commercial	8,774	20,529	—	13,491	—
Residential mortgages	603	1,063	—	620	—
Direct consumer	—	—	—	—	—

	9,377	21,592	—	14,111	—
Total:
Commercial	8,774	20,529	—	13,491	—
Residential mortgages	603	1,063	—	620	—
Direct consumer	—	—	—	—	—

Total covered loans	$9,377	$21,592	$—	$14,111	$—

Total loans:
With no related allowance recorded:
Commercial	8,821	21,651	—	16,030	24
Residential mortgages	1,540	3,087	—	2,316	—
Direct consumer	—	—	—	—	—

	10,361	24,738	—	18,346	24
With an allowance recorded:
Commercial	57,112	79,203	10,634	55,102	179
Residential mortgages	8,687	10,723	565	5,917	32
Direct consumer	—	—	—	—	—

	65,799	89,926	11,199	61,019	211
Total:
Commercial	65,933	100,854	10,634	71,132	203
Residential mortgages	10,227	13,810	565	8,233	32
Direct consumer	—	—	—	—	—

Total loans	$76,160	$114,664	$11,199	$79,365	$235

December 31, 2011	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
	(In thousands)
Originated loans:
With no related allowance recorded:
Commercial	$10,177	$24,935	$—	$13,992	$359
Residential mortgages	1,153	1,957	—	1,087	58
Direct consumer	—	—	—	—	—

	11,330	26,892	—	15,079	417
With an allowance recorded:
Commercial	28,034	33,168	6,988	31,959	254
Residential mortgages	4,090	5,360	551	5,007	7
Direct consumer	—	—	—	—	—

	32,124	38,528	7,539	36,966	261
Total:
Commercial	38,211	58,103	6,988	45,951	613
Residential mortgages	5,243	7,317	551	6,094	65
Direct consumer	—	—	—	—	—

Total originated loans	$43,454	$65,420	$7,539	$52,045	$678

Covered loans:
With no related allowance recorded:
Commercial	17,874	21,757	—	4,469	—
Residential mortgages	429	845	—	1,847	—
Direct consumer	—	—	—	—	—

	18,303	22,602	—	6,316	—
With an allowance recorded:
Commercial	335	335	9	27,765	—
Residential mortgages	208	228	19	52	—
Direct consumer

	543	563	28	27,817	—
Total:
Commercial	18,209	22,092	9	32,234	—
Residential mortgages	637	1,073	19	1,899	—
Direct consumer	—	—	—	—	—

Total covered loans	$18,846	$23,165	$28	$34,133	$—

Total loans:
With no related allowance recorded:
Commercial	28,051	46,692	—	18,461	359
Residential mortgages	1,582	2,802	—	2,934	58
Direct consumer	—	—	—	—	—

	29,633	49,494	—	21,395	417
With an allowance recorded:
Commercial	28,369	33,503	6,997	59,724	254
Residential mortgages	4,298	5,588	570	5,059	7
Direct consumer	—	—	—	—	—

	32,667	39,091	7,567	64,783	261
Total:
Commercial	56,420	80,195	6,997	78,185	613
Residential mortgages	5,880	8,390	570	7,993	65
Direct consumer	—	—	—	—	—

Total loans	$62,300	$88,585	$7,567	$86,178	$678

*	There were no acquired impaired loans for the quarter or prior year end.

Exhibit C

Age Analysis of Past Due Loans

As of March 31, 2012 and December 31, 2011

March 31, 2012	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total Loans	Recorded investment > 90 days and accruing
				(In thousands)
Originated loans:
Commercial loans	$15,132	$5,021	$79,222	$84,243	$3,618,285	$3,702,528	$1,983
Residential mortgages loans	16,876	2,285	24,636	26,921	537,297	564,218	383
Consumer loans	3,544	274	4,041	4,315	1,179,946	1,184,261	158

Total	$35,552	$7,580	$107,899	$115,479	$5,335,528	$5,451,007	$2,524

Acquired loans:
Commercial loans	$338	$—	$305	$305	$4,065,019	$4,065,324	$21
Residential mortgages loans	3,585	1,111	2,450	3,561	667,714	671,275	1,199
Consumer loans	267	43	309	352	308,531	308,883	36

Total	$4,190	$1,154	$3,064	$4,218	$5,041,264	$5,045,482	$1,256

Covered loans:
Commercial loans	$—	$—	$8,774	$8,774	$215,749	$224,523	$—
Residential mortgages loans	—	—	603	603	275,253	275,856	—
Consumer loans	—	—	—	—	133,405	133,405	—

Total	$—	$—	$9,377	$9,377	$624,407	$633,784	$—

Total loans:
Commercial loans	$15,470	$5,021	$88,301	$93,322	$7,899,053	$7,992,375	$2,004
Residential mortgages loans	20,461	3,396	27,689	31,085	1,480,264	1,511,349	1,582
Consumer loans	3,811	317	4,350	4,667	1,621,882	1,626,549	194

Total	$39,742	$8,734	$120,340	$129,074	$11,001,199	$11,130,273	$3,780

December 31, 2011	30-59 days past due	60-89 days past due	Greater than 90 days past due	Total past due	Current	Total Loans	Recorded investment > 90 days and accruing
				(In thousands)
Originated loans:
Commercial loans	$23,996	$943	$58,867	$59,810	$3,266,162	$3,325,972	$3,821
Residential mortgages loans	17,884	4,364	25,400	29,764	457,383	487,147	994
Consumer loans	1,803	2,481	3,911	6,392	1,068,219	1,074,611	56

Total	$43,683	$7,788	$88,178	$95,966	$4,791,764	$4,887,730	$4,871

Acquired loans:
Commercial loans	$—	$—	$—	$—	$4,496,644	$4,496,644	$—
Residential mortgages loans	—	—	—	—	734,669	734,669	—
Consumer loans	1,698	430	2,126	2,556	383,984	386,540	1,009

Total	$1,698	$430	$2,126	$2,556	$5,615,297	$5,617,853	$1,009

Covered loans:
Commercial loans	$—	$—	$18,209	$18,209	$221,333	$239,542	$—
Residential mortgages loans	—	—	637	637	285,045	285,682	—
Consumer loans	—	—	—	—	146,219	146,219	—

Total	$—	$—	$18,846	$18,846	$652,597	$671,443	$—

Total loans:
Commercial loans	$23,996	$943	$77,076	$78,019	$7,984,139	$8,062,158	$3,821
Residential mortgages loans	17,884	4,364	26,037	30,401	1,477,097	1,507,498	994
Consumer loans	3,501	2,911	6,037	8,948	1,598,422	1,607,370	1,065

Total	$45,381	$8,218	$109,150	$117,368	$11,059,658	$11,177,026	$5,880